FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: June 2, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Attached hereto and incorporated by a way of reference herein the following reports: (1) a report relating to the statements of revenues and certain expenses of Optibase Bavaria GmbH & Co. KG for the year ended December 31, 2014; and (2) unaudited condensed combined pro forma financial information for the year ended December 31, 2014 which is intended to give effect to the acquisition of a retail portfolio of twenty-seven (27) supermarkets in Germany, as if it had been completed on January 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: June 2, 2015

Financial Statement
For the year
Ended on December 31, 2014

Of

The Lincoln Property Portfolio

The Lincoln Property Portfolio

Contents of the Financial Statement
For the year ended on December 31, 2014

Report of Independent Auditors Financial Statement:
1. Statement of Revenues and Certain Expenses	Page 1

2. Significant accounting policies and other explanatory notes	Page 2

Report of Independent Auditors

To OPTIBASE LTD.

We have audited the accompanying Statement of Revenues and Certain Expenses of The Lincoln Property Portfolio for the year ended December 31, 2014, and the related notes (the "financial statement").

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in conformity with U.S. Generally Accepted Accounting Principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statement based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Statement of Revenues and Certain Expenses referred to above present fairly, in all material respects the results of its operations for the year ended December 31, 2014 in conformity with U.S. Generally Accepted Accounting Principles.

FAIR Audit Geries Harder Stubley PartG mbB Wirtschaftsprüfungsgesellschaft Niedernstrasse 10, 20095 Hamburg, Germany	Date: March 27, 2015

Michel Geries Certified Public Accountant (Isr.)	Axel Backhus Wirtschaftsprüfer (German Public Auditor)

1.	Statement of Revenues and Certain Expenses

For the year ended on December 31, 2014

The Lincoln Property Portfolio
Statements of Revenues and Certain Expenses
Year Ended December 31, 2014
(in thousands)

K Euro

Revenues
Rental income	2,770
Total revenues	2,770

Certain expenses*
Cost of real estate operation
Maintenance expenses	(60)
Ground rent	(14)
Insurance costs	(45)
Ground tax	(80)
Property management fees	(55)
Asset management fees	(83)
Total certain expenses	(337)

Revenue in excess of expenses	2,433

(*) See 2b. Regarding excluded expenses

Approved by the Director of the general Partner on March 27, 2015

…………….……………………………..…
OPTIBASE LTD.

2.	Summary of significant accounting policies and other explanatory notes

For the year ended on December 31, 2014

a.	General information

OPTIBASE BAVARIA GmbH & Co. KG, a wholly owned German subsidiary of OPTIBASE LTD, was founded on July 2, 2014 under the laws of Germany, It was registered on July 7, 2014 in the trade register of Munich for the purpose of acquisition, holding and management of properties in Germany.

b.	Basis of Presentation

The accompanying statement of revenue and certain expenses include the operations of a retail portfolio of twenty-seven supermarkets in Bavaria, Germany (“The Lincoln Property Portfolio”).  OPTIBASE BAVARIA GmbH & Co. KG entered into a Purchase Agreement to acquire the Lincoln Property Portfolio in December 2014, the closing is expected to occur in June 2015.

The accompanying statement of revenues and certain expenses relates to the Lincoln Property Portfolio and has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the period  presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Lincoln Property Portfolio, have been excluded. Such items include depreciation, amortization, general and administrative expenses, financial expense, and income taxes.

c.	Functional and presentation currency

The functional and presentation currency is the Euro. The revenues are generated in Euro and the expenses are denominated and determined in Euro.

d.	Summary of Significant Accounting Policies

Revenue Recognition

The Lincoln Property Portfolio generates revenues from fixed income real-estate derived from its buildings.

Rental income includes minimum rents which are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Revenue of maintenance expenses recoveries from the tenants is reported net from the related expenses.

e.	Tenant Concentrations

For the year ended December 31, 2014, one tenant represented 89% of the Lincoln Property Portfolio’s rental revenues.

f.	Related Party Transactions

No significant related party transactions have occurred during the reporting year.

g.	Commitment and Contingencies

The Lincoln Property Portfolio is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Lincoln Property Portfolio’s results of operations.

h.	Subsequent events

The management of the Lincoln Property Portfolio evaluated subsequent events through March 27, 2015, the date the financial statements were available to be issued.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION FOR THE YEAR
ENDED DECEMBER 31, 2014

Unaudited Pro Forma Financial Information

On December 19, 2014, Optibase Ltd (the “Company“) through wholly owned German subsidiary, Optibase Bavaria GmbH & Co. KG, (the "Purchaser") entered into a purchase agreement of a German supermarkets portfolio (The "Lincoln Property Portfolio"). The Lincoln Property Portfolio is a retail portfolio of twenty-seven (27) supermarkets in Germany.

The purchase agreement provided for the Purchaser payment of a total of € 32.15 million. The purchase price is approximately € 29.75 million, in addition to the purchase price, the Purchaser will incur acquisition costs, including real estate transfer taxes of approximately € 2.4 million. The Purchaser intends to finance the purchase price for the transaction with senior mortgage. On June 1, 2015 the Company completed the acquisition of twenty-five (25) supermarkets, the purchase price was € 24 million. Pursuant to the terms of the purchase agreement, the Purchaser has contracted to acquire two remaining supermarkets for an additional purchase price of € 5.75 million. The acquisition of the two properties is subject to the fulfillment of certain closing conditions.

The following unaudited condensed combined pro forma financial information for the year ended December 31, 2014 give effect to the acquisition as if it had been completed on January 1, 2014.

The pro forma financial information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the acquisition been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma financial information excludes items not necessarily indicative of future operating results and not comparable to the proposed future operations of the property.

The pro forma financial information should be read in conjunction with the Statement of Revenues and Certain Expenses of The Lincoln Property Portfolio enclosed herewith, and the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 31, 2014.

The pro forma financial information do not give effect to planned synergies and/or cost savings related to the Acquisition.

Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2014
U.S. dollars in thousands

	Optibase Ltd (A)	The Lincoln Property Portfolio (B)	Pro forma combined

Fixed income from real estate rent	13,938	3,681	17,619

Costs and expenses:
Cost of real estate operations	2,777	448	3,225
Real estate depreciation and amortization	3,813	-	3,813
General and administrative	2,167	-	2,167

Total costs and expenses	8,757	448	9,205

Gain on sale of operating properties	2,709	-	2,709

Operating income	7,890	3,233	11,123

Equity share in losses of associates, net	(186)	-	(186)
Other income	394	-	394

Income in excess of expenses	8,098	3,233	11,331

A.	Optibase Ltd’ audited consolidated statements of operations for the year ended December 31, 2014 excluding financial expenses, tax expenses and net income attributable to non-controlling interest.

B.
The Statement of Revenues and Certain Expenses of The Lincoln Property Portfolio for the year ended December 31, 2014 excluding certain expenses such as depreciation and amortization, general and administrative, financial and tax expenses.

NOTE 1:-           SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Pro Forma financial information are consistent with those followed in the preparation of the Company's consolidated financial statements.

NOTE 2:-          THE PRO FORMA ASSUMPTIONS

The Pro Forma financial information are meant to reflect the consolidated statements of operations of the Company excluding financial expenses, tax expenses and net income attributable to non-controlling interest, together with the Statement of Revenues and Certain Expenses of The Lincoln Property Portfolio.